The Loev Law Firm, PC
6300 West Loop South, Suite 280
Bellaire, Texas 77401
Telephone (713) 524-4110
 Facsimile (713) 524-4122

October 8, 2010

Michael F. Johnson
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Phone Number: (202) 551-3477
Facsimile Number: (703) 813-6981

Re:          Income Now Consulting
Registration Statement on Form S-l/A
Filed September 14, 2010
File No. 333-167984

In response to your comment letter dated September 22, 2010, Income Now Consulting (the “Company,” “Income Now,” “we,” and “us”) has the following responses:

Cover Page

1.           It is unclear why you have included in table the reference to "Underwriting Discounts and Commissions," since the offering will not involve an underwriter in the sale of the securities. Please consider removing this reference or removing the table in its entirety.

RESPONSE:

The Company has removed the table from the amended filing.

Description of Business

Our Target Market

2.           We refer to prior comment 10 and reissue that comment, in part. We note your references to reports by the National Center for Education Statistics and the Council for American Private Education, as well as the Boy Scouts of America Annual Traditional Membership Study, Please provide us with supplemental copies of each such report or other source document containing the cited material. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the referenced information and cross-reference it to the appropriate location in your prospectus.

RESPONSE:

We have supplementally provided you with the reports requested, highlighted to the applicable selections as disclosed in the filing.

Directors, Executive Officers, Promoters and Control Persons

3.       Please disclose the name and principal business of any corporation or other organization in which Mr. Abud and Ms. Mari are or have been employed during the past five years and their roles or positions within those organizations. Refer to Item 401(e)(l) of Regulation S-K.

RESPONSE:

The Company has updated the amended filing as requested.

4.           In addition to describing the positions held by your officers and directors during the past five years, Item 40l(e)(l) of Regulation S-K also requires that you briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for your company. To the extent you believe you have provided this information, please revise your disclosure to clarify that you have addressed both the business positions held and the specific experience, qualifications, attributes or skills that led you to select these persons as directors.

RESPONSE:

The Company has updated the filing with the information you have requested.

Certain Relationships and Related Transactions

5.           We refer to prior comment 13 and reissue that comment, in part. Please file the Independent Contracting Agreement with Ms. Navon as an exhibit to the registration statement pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K.

RESPONSE:

The Company has filed the Independent Contracting Agreement as an exhibit to the filing as requested.

Report of Independent Registered Public Accounting Firm, page F-2

6.           We note from your response to prior comment 15 that the company has no operations in Israel and none of your assets, liabilities, revenues or expenses are located in Israel. Tell us where in the United States you conduct your operations and where you maintain your books and records. In addition, we note from your disclosures on page 12 that Messrs. Abud and Mari each devote approximately 30 hours and 10 to 15 hours a week, respectively, to the company. Describe the services they are providing, Also, tell us if they are conducting such services from Israel and if so, tell us how this impacts the company's ability to conduct its operations, To the extent that all of your operations are maintained solely by your independent contractor, Ms. Navon, tell us how you propose to create the necessary accounting controls and procedures and to maintain the appropriate records in order to maintain effective disclosure controls and procedures and internal controls over financial reporting.

RESPONSE:

We have been advised that the majority of the Company’s operations are conducted online over the Internet.  The Company’s books and records are maintained at 5348 Vegas Drive Suite 662, Las Vegas Nevada 89108 and the Company’s website is hosted by www.site5.com, which is based in the United States.  Mr. Abud currently provides the Customer Relations Management system and data base for the Company’s operations from his location in Israel. Ms. Mari currently networks with and provides connections with and to fundraising companies and markets the Company’s services to such fundraising contacts in Israel.  Both Mr. Abud and Ms. Mari provide their services in Israel, however, the Company does not believe that the location of such services impacts the Company’s ability to conduct its operations as stated above; nearly all of the Company’s operations take place over and through the Internet which the Company believes makes its physical location immaterial.  Ms. Navon is not solely responsible for maintaining the Company’s operations. The Company currently books all sales, expenses and other financial transactions (which have been minimal to date) in Quickbooks, which is then provided to the Company’s independent accountants for review.  As both Mr. Abud and Ms. Mari have access to and review the Quickbooks file, Internet website and financial statements of the Company, the Company does not believe that there are any issues associated with the maintenance of effective controls and procedures; however, the Company may choose to engage additional U.S. based consultants and/or officers in the event the Company’s operations grow to a point where its current officers and consultants cannot effectively maintain disclosure controls and procedures and/or effective internal control over financial reporting, as funding permits.

Sincerely,

/s/ John S. Gillies
John S. Gillies
Associate